  EXHIBIT 12.1

ICAHN ENTERPRISES L.P. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio)

	Three Months Ended	Year Ended December 31,
	March 31, 2009	2008	2007	2006	2005	2004
Earnings:
Income from continuing operations before income taxes and income (loss) from equity investees	$116	$(3,145)	$489	$995	$296	$186
Fixed charges	78	344	157	106	79	33

Distributed income of equity investees	-	28	-	-	-	-

Total Earnings	$194	$(2,773)	$646	$1,101	$375	$219

Fixed Charges:
Interest expense	$72	$323	$150	$97	$74	$32
Interest capitalized	-	-	-	-	-	-
Estimated interest within rental expense	6	21	7	9	5	1
Total Fixed Charges	$78	$344	$157	$106	$79	$33

Ratio of earnings to fixed charges	2.5	n/a	4.1	10.4	4.7	6.6
Dollar shortfall	n/a	$3,117	n/a	n/a	n/a	n/a